News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 1, 2022

Seabridge Drilling Confirms Integrating KSM's Mitchell and Snowfield Deposits

New PFS Combining Snowfield and Mitchell Expected Next Quarter

Toronto, Canada… Seabridge Gold (TSX: SEA) (NYSE: SA) announced today that further drill results from the 2021 drill program have validated the integration of the Snowfield deposit into the KSM mine plan. Geological modeling of these results show the Snowfield deposit is the upper part of the Mitchell deposit with essentially identical controls on metal distribution and complementary metallurgy, enabling a combined surface mining scenario for initial production at KSM.

Seabridge Chairman and CEO Rudi Fronk commented: "The critical objective for our 2021 drill program at KSM was to demonstrate the ability to merge our Snowfield deposit into the greater KSM Project. This objective was met and our confidence is now very high that the Snowfield deposit, acquired by Seabridge in 2020, will support a reshaping of the project which is likely to enhance gold reserves, projected annual gold production and payback while also deferring capital expenditures associated with block-cave development.  Affirmation is expected late in the second quarter when a new KSM Preliminary Feasibility Study ("PFS") is scheduled for completion. To avoid confusion going forward and better reflect continuity with the Mitchell deposit, we are now referring to the Snowfield deposit as the East Mitchell deposit."

The drilling results reported below represent 2,460 meters of the 4,531 meter program completed this season to confirm model grades, obtain metallurgical sample material and evaluate geotechnical characteristics for slope determination. Initial observations from these holes were integrated into the geological model derived from re-logging historical drilling.  Assay results have confirmed grade continuity from the Mitchell deposit for the intrusive hosted mineralization as well as for surrounding wall rocks.

Drill Hole Assay Results

Drill Hole ID	Total Length (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/t)	Copper Grade (%)	Silver Grade (g/t)
Mitchell Deposit
M-21-154	319.6	2.7	319.6	316.9	0.66	0.19	2.9
	including	2.7	78.1	75.4	0.89	0.22	3.3
East Mitchell Deposit
SF-21-08	362.1	4.3	362.1	357.8	1.06	0.04	1.4
	including	4.3	186.5	182.2	1.70	0.04	1.8
	including	34.0	80.0	46.0	2.55	0.05	2.0
SF-21-09	150.5	0.0	150.5	150.5	1.81	0.02	1.3
	including	7.5	62.5	55.0	2.89	0.02	2.0
SF-21-10	90.4	1.5	90.4	88.9	2.80	0.02	1.8
SF-21-11	90.2	1.6	90.2	88.6	2.64	0.03	2.0
SF-21-12	400.5	0.0	400.5	400.5	0.97	0.20	2.3
	including	164.5	219.9	55.4	1.37	0.24	2.4
East Mitchell Geotechnical Holes
SF-21-06	300.4	183.5	210.5	27.0	0.77	0.06	1.2
SF-21-07	595.8	No significant assays
SF-21-13	150.6	3.9	73.3	69.4	0.58	0.05	0.9
	and	98.1	114.9	16.8	0.47	0.04	1.0

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
 416-367-9292   www.seabridgegold.com

The drill holes were designed to cut perpendicularly to mineralized zones. Some of the holes were only intended to evaluate shallow portions of the zone and were not completed through the mineralization. Intervals listed above are fractional intersections of entire ore zones and it is believed that these intervals are accurate representations of parts of a mineralized zone.

Understanding the relationship between Mitchell and East Mitchell provides several synergies for progressing an updated resource estimation for incorporation into the updated PFS.  Block dimensions will be consistent between these deposits and search strategies for populating grade blocks will be more similar than in the past.  Confirming the relationship between Mitchell and East Mitchell deposits has identified a nearly 3-kilometer vertical exposure of a giant gold-copper porphyry system.  This has permitted a better understanding of the vertical zonation of metals and hydrothermal alteration in the KSM Project.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. The sampling program includes blank, duplicates and reference standards, with all copper assays that exceed 0.25% Cu re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the integration of the Snowfield deposit into the KSM Project being likely to enhance gold reserves and projected annual gold production and payback while also deferring capital expenditures associated with block-cave development; (ii) the timing of completion of a new KSM PFS and its potential to confirm the expected improvements to the KSM Project described herein, and (iii) the reported drill intersections being perpendicular to strike. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2020 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com